UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

(Check one)

   Form 10-K__Form 20-F__Form 11-K X Form 10-Q _ Form 10-D_ Form N-SAR_ Form N-CSR

For the period ended:  June 30, 2007

(   ) Transition Report on Form 10-K

(   ) Transition Report on Form 20-F

(   ) Transition Report on Form 11-K

(   ) Transition Report on Form 10-Q

(   ) Transition Report on Form N-SAR

For the Transition Period Ended: ____________.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________.

PART I - REGISTRANT INFORMATION

DIGITAL NETWORK ALLIANCE INTERNATIONAL, INC.

Full name of registrant

Delaware	4899	52-2175896
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)
Room 1301, Jubilee Centre 18 Fenwick Street Wanchai, Hong Kong
(Address of principal executive office including zip code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(  ) a. The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

( X ) b. The subject annual report,  semi-annual report, transition on Form 10-K,  Form 20-F,  Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following  the  prescribed  due date;  or the subject quarterly  report or  transition report on Form 10-Q or subject distribution report on Form 10-D, or portion  thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(   ) c. The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period:

The review of the financial statements has not yet been completed.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Edward Chan

852-3104-9012

Area Code and Phone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).  ( X ) Yes   (   ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   (   ) Yes    ( X ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DIGITAL NETWORK ALLIANCE INTERNATIONAL, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: /s/ Edward Chan, Chief Executive Officer

Date: August 14, 2007